PROCESSED

JUL 03 2008

[redacted] THOMSON REUTERS

Received SEC

JUN 3 0 2008

Washington, DC 20549

08054456

United States
Securities and Exchange Commission

Washington, D.C. 20549

SEC
Mail Processing
Section

JUN [illegible] 2008

Washington, DC
101

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 1-5375

Technitrol, Inc. 401(k) Retirement Savings Plan

(Full title of the Plan and address of the Plan, if different from that of the issuer named below.)

Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

INDEX

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 26, 2008

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:		
Contribution receivable:		
Employer	$ 9,077	$ 8,367
Employee	21,200	22,637
Investments:		
Fidelity funds:		
Retirement Money Market Portfolio	1,398,418	1,275,156
U.S. Bond Index Fund	344,773	363,750
Equity-Income Fund	--	1,441,198
Freedom 2000 Fund	259,340	182,682
Freedom 2010 Fund	765,333	745,950
Freedom 2015 Fund	100,625	48,244
Freedom 2020 Fund	1,101,343	1,040,257
Freedom 2025 Fund	70,969	7,615
Freedom 2030 Fund	931,683	981,279
Freedom 2035 Fund	44,806	33,948
Freedom 2040 Fund	239,569	193,531
Freedom 2045 Fund	55,660	--
Freedom 2050 Fund	9,642	--
Freedom Income Fund	132,296	118,731
Aggressive Growth Fund	--	436,723
Blue Chip Growth Fund	1,602,238	1,496,448
Dividend Growth Fund	1,144,330	1,347,232
Low-Priced Stock Fund	1,532,005	1,622,119
Spartan U.S. Equity Index Fund	1,303,298	1,386,092
Large Cap Value Fund	1,330,177	43,233
Diversified International Fund	1,677,160	1,666,821
Technitrol, Inc. Common Stock	2,326,441	2,249,985
Vanguard Small-Cap Index Fund	734,523	184,371
Participant loans	290,611	231,808
Total investments	17,395,240	17,097,173
Net assets available for plan benefits	$17,425,517	$17,128,177

See accompanying notes to financial statements.

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:		
Interest and dividends	$ 998,845	$ 795,752
Contributions:		
Employer	398,937	425,347
Employee	868,648	807,744
Rollover	98,651	121,714
Net appreciation in fair value of investments	429,470	1,855,498
Total additions	2,794,551	4,006,055
Deductions from net assets attributed to:		
Benefits paid to participants	2,485,860	3,292,513
Administrative expenses	11,351	11,459
Total deductions	2,497,211	3,303,972
Net increase in net assets available for plan benefits	297,340	702,083
Net assets available for plan benefits:		
Beginning of year	17,128,177	16,426,094
End of year	$17,425,517	$17,128,177

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Technitrol, Inc. (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements and leased employees. Employees are eligible to participate in the Plan on the first day of the month following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the lesser of $15,500 and $15,000 in 2007 and 2006, respectively, or 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. This contribution is subject to the limit provided by Section 402 (g) (5) of the Internal Revenue Code. The Company contributes a matching amount equal to 100 percent (100%) of an employee's contribution up to a maximum of four percent (4%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2007 and 2006, there were no participant accounts for which participants have been terminated but have not received requested payout.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective September 1, 1999, the Company matching contributions made to the Plan on or after that date are immediately and fully vested. Vesting of Company matching contributions made to the Plan prior to September 1, 1999, are based on years of service. After completing two years of service, participants are 20 percent (20%) vested and receive 20 percent (20%) for each year of service thereafter. Participants are 100 percent (100%) vested after six years of credited service. In the event a plan participant terminates employment prior to fully vesting in employer contributions, any forfeited amounts may be utilized to offset future company matching contributions. Forfeited amounts utilized to offset Company matching contributions were $11,735 and $10,948 in the Plan years ended December 31, 2007 and 2006, respectively.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have one only loan outstanding at a time.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled. Participants are considered eligible for distributions should they meet all requirements under the Federal Social Security Act.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must receive their entire account balance by April 1 following the year in which they attain age 70 ½, even if the participant is still working.

Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested account balance. Should a participant's account balance exceed $5,000, the participant may elect a lump sum distribution or have the account balance remain in the Plan.

Plan Administration

All third party record keeping fees incurred by the Plan are paid by participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchase and sale of securities are on a trade-date basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurement.* This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provision of SFAS No. 157 will have on the Plan's financial statements.

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

At December 31, 2007 and 2006, the following investments comprised 5% or more of the Plan's net assets available for plan benefits.

	Current Value	
	2007	2006
Fidelity Retirement Money Market Portfolio	$1,398,418	$1,275,156
Fidelity Freedom 2020 Fund	1,101,343	1,040,257
Fidelity Freedom 2030 Fund	931,683	981,279
Fidelity Blue Chip Growth Fund	1,602,238	1,496,448
Fidelity Equity-Income Fund**	--	1,441,198
Fidelity Diversified International Fund	1,677,160	1,666,821
Fidelity Dividend Growth Fund	1,144,330	1,347,232
Fidelity Spartan U.S. Equity Index Fund	1,303,298	1,386,092
Fidelity Low-Priced Stock Fund	1,532,005	1,622,119
Technitrol, Inc. Common Stock	2,326,441	2,249,985
Fidelity Large Cap Value Fund*	1,330,177	43,233

*Investment comprised 5% or more of Plan's net assets as of December 31, 2007 only.
**Investment comprised 5% or more of Plan's net assets as of December 31, 2006 only.

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $429,470 and $1,855,498 as follows:

	2007	2006
Mutual funds	$ 3,082	$ 958,682
Common stock	426,388	896,816
	$ 429,470	$ 1,855,498

The fair value of Technitrol, Inc. Common Stock in the Plan at December 31, 2007 and 2006 was $2,326,441 and $2,249,985, representing 81,375 shares at December 31, 2007 and 94,156 shares at December 31, 2006.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction. Participants may not invest more than 15% of a current contribution in Technitrol, Inc. Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent (100%) vested in their accounts.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 15, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2007 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$17,395,240
Contribution receivable, including participant loans' accrual	30,277
Net assets available for plan benefits per financial statements	$17,425,517

Contributions per IRS Form 5500	$1,366,963
Change in contribution receivable accrual	(727)
Contributions per financial statements	$1,366,236

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Investment	Description	Current Value
Fidelity Retirement Money Market Portfolio*	Mutual Fund	$1,398,418
Fidelity U.S. Bond Index Fund*	Mutual Fund	344,773
Fidelity Freedom 2000 Fund*	Mutual Fund	259,340
Fidelity Freedom 2010 Fund*	Mutual Fund	765,333
Fidelity Freedom 2015 Fund*	Mutual Fund	100,625
Fidelity Freedom 2020 Fund*	Mutual Fund	1,101,343
Fidelity Freedom 2025 Fund*	Mutual Fund	70,969
Fidelity Freedom 2030 Fund*	Mutual Fund	931,683
Fidelity Freedom 2035 Fund*	Mutual Fund	44,806
Fidelity Freedom 2040 Fund*	Mutual Fund	239,569
Fidelity Freedom 2045 Fund*	Mutual Fund	55,660
Fidelity Freedom 2050 Fund*	Mutual Fund	9,642
Fidelity Freedom Income Fund*	Mutual Fund	132,296
Fidelity Blue Chip Growth Fund*	Mutual Fund	1,602,238
Fidelity Dividend Growth Fund*	Mutual Fund	1,144,330
Fidelity Low-Priced Stock Fund*	Mutual Fund	1,532,005
Fidelity Spartan U.S. Equity Index Fund*	Mutual Fund	1,303,298
Fidelity Large Cap Value Fund*	Mutual Fund	1,330,177
Fidelity Diversified International Fund*	Mutual Fund	1,677,160
Technitrol, Inc. Common Stock*	Common Stock, 81,375 shares	2,326,441
Vanguard Small-Cap Index Fund	Mutual Fund	734,523
Participant loans*	5.75% to 10%, 1.5 to 10 years	290,611
Total investments		$17,395,240

*Fidelity Management Trust Company, Technitrol, Inc., and Participant loans are related parties of the Plan and are considered party-in-interest transactions.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Technitrol, Inc. 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 26, 2008

Drew A. Moyer
Senior Vice President and Chief Financial Officer
Technitrol, Inc.

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statement (No. 033-35334) on Form S-8 of Technitrol, Inc. of our report dated June 26, 2008, with respect to the statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2007, which appears in the December 31, 2007 annual report on Form 11-K of Technitrol, Inc. 401(k) Retirement Savings Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2008

END